Form 10-K, Exhibit 13
period 1996-12-31
LESLIE BUILDING PRODUCTS INC
filed 1997-03-28
CIK 922984

--------------------------------------------------------------------------------
1996 Annual Report
--------------------------------------------------------------------------------

                                    [PHOTO]

LESLIE
=============================

BUILDING PRODUCTS, INC.

Manufacturers and marketers of a wide variety of specialty building products for the professional and do-it-yourself remodelers

                                    [PHOTO]

                                    [PHOTO]

                                    [PHOTO]

                                                                          [LOGO]

ABOUT THE COMPANY
--------------------------------------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

"For nearly 60 years, we have delivered a broad range of quality products, services and expertise to the specialty building and remodeling products industry."

                                    [PHOTO]

     The Company, through Leslie-Locke, Inc., its sole operating subsidiary, manufactures and markets a wide variety of speciality building products for the professional and do-it-yourself residential remodeling and construction industry. Its highly diversified product mix consists of:

                                    [PHOTO]

   o Ornamental iron security products, including:
      o  doors
      o  window guards
      o  fencing
      o  railings

   o Residential ventilation products, including:
      o  static vents
      o  power attic vents
      o  rotary turbines
      o  whole house fans

                                    [PHOTO]

   o Metal and fiberglass air distribution products for the HVAC industry

   o Skylights

   o Professional aluminum rakes

   o Door louvers and vision lite products for the architectural door market

                                    [PHOTO]

     Leslie-Locke markets its products to many of the major home center and contractor-oriented retail chains, major distributors and hardware co-ops, as well as various contract hardware and hollow metal door distributors. The Company supplies the remodeling and, to a lesser extent, the new construction segments of the housing industry, which are a vital part of America's economy.

                                    [PHOTO]

FINANCIAL SUMMARY
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

                                      As of and for the years ended December 31,
--------------------------------------------------------------------------------
(In thousands, except per share amounts)      1996          1995(a)      1994(a)
--------------------------------------------------------------------------------

Operating Data:
Net sales                                   $ 82,154     $ 75,993      $ 71,105

  Operating profit (loss)                   $  2,299     $ (6,970)     $ (3,272)

  Net income (loss)                         $    627     $ (8,069)     $ (4,466)

  Net income (loss) per share(b)            $    .13     $  (1.68)     $   (.93)

Balance Sheet Data:
  Working capital                           $ 11,241     $  7,015      $  7,929

  Total assets                              $ 41,957     $ 38,749      $ 38,153

  Long-term debt                            $ 17,598     $ 14,749      $  5,225

  Stockholders' Equity                      $  8,563     $  7,868      $ 15,921

(a) Operating results for 1995 and 1994 include pretax charges of $2,816,000, and $4,433,000, respectively, in connection with facilities restructuring. In addition, 1995 includes a pretax charge of $5,092,000 relating to a write-off of goodwill. See Notes 10 and 11 of Notes to Consolidated Financial Statements.

(b) Net loss per share for 1994 is based upon 4,787,393 pro forma shares, the number of shares distributed upon the Spin-off from its former parent, Drew Industries Incorporated, as of July 29, 1994.

PER SHARE MARKET PRICE
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     A summary of the high and low closing prices of the Company's common stock on the Over-the Counter Bulletin Board is as follows:

                                                          1996          1995
--------------------------------------------------------------------------------
                                                      High    Low   High    Low
--------------------------------------------------------------------------------
Quarter Ended March 31                                $2.25  $2.13  $2.00  $1.63
Quarter Ended June 30                                 $2.38  $2.06  $2.25  $1.50
Quarter Ended September 30                            $4.25  $2.06  $2.44  $2.06
Quarter Ended December 31                             $3.63  $3.13  $2.38  $2.13
--------------------------------------------------------------------------------

     The closing price per share for the common stock on February 28, 1997 was $2.50 and there were 2,447 holders of Leslie Building Products Common Stock, not including beneficial owners of shares held in broker and nominee names.

DIVIDEND INFORMATION

     Leslie Building Products has not paid any cash dividends on its outstanding shares of Common Stock.

LETTER TO SHAREHOLDERS
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     We are pleased to report our return to profitability, albeit modest, during 1996. Net income for 1996 was $627,000 or $.13 per share, which is substantially improved over last year's net loss of $8.1 million or $1.68 per share. Last year's loss included the write-off of goodwill of $5.1 million and a facilities restructuring charge of $2.8 million for an aggregate charge of $7.9 million or $1.65 per share. Excluding these write-offs and charges, the net loss for 1995 would have been $161,000 or $.03 per share. Net sales for 1996 were $82.2 million, an increase of 8% over 1995 net sales of $76.0 million.

     Net loss for the 1996 fourth quarter of $624,000 or $.13 per share is lower than the 1995 net loss of $2.5 million or $.53 per share. The 1995 net loss included $2.0 million or $.41 per share of a facilities restructuring charge. Excluding such charge, the 1995 fourth quarter loss would have been $569,000 or $.12 per share. Net sales for the 1996 fourth quarter of $16.2 million were 6 percent more than last year's net sales of $15.3 million. We are encouraged that the Company has returned to profitability in 1996, but are disappointed with our fourth quarter loss. Every effort is being made to improve the long-term results of the Company.

                                    [PHOTO]

     During December 1996, the Company was awarded substantial new ventilation products business from two of its major customers. Shipments of these products will begin in early 1997, adding approximately $10 million to the Company's annual sales. Although these new sales will yield a long-term benefit to the Company, margins will decline in the short-term, significantly affecting first quarter 1997 results. In order to alleviate this impact on profits for 1997, substantial overhead cuts have been made and additional steps to improve manufacturing processes are being developed. The impact of these cost saving actions will begin to be realized in the second quarter of 1997. However, as a result of the impact on results in the first quarter, we do not expect operating results for 1997 to show an improvement over 1996 results.

     One of the actions initiated late in 1996, was the establishment of a profit center for each of the Company's four product categories: ventilation products, steel security products, ductwork products and miscellaneous products consisting of skylights, door louvers, rakes and ornamental iron. Each profit center will be directed by a general manager whose compensation will be heavily weighted to incentives based both upon the results of their own profit center, and overall Company results.

     The Home Depot continues as our largest customer representing almost 60% of our 1996 sales. In December 1996 The Home Depot opened their 500th store and expects to have 1,000 stores by the year 2000. Our facilities expansion program, which was completed in 1996, was designed to allow us to serve The Home Depot and other home center chains as they continue to grow.

     Even though 1997 is not anticipated to be a year of significant profit improvement, the foundation is being built for our future success.

Sincerely,


/S/ Edward W. Rose III

EDWARD W. ROSE III
Chairman of the Board

/s/ Leigh J. Abrams

LEIGH J. ABRAMS
President and Chief Executive Officer

OPERATIONS
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

"Superior quality, merchandising and service permit us to market a wide variety of products to leading national home center chains, allowing these chains to take advantage of `one-stop-shopping' at Leslie-Locke."

     Our corporate goal is to achieve improved profitability by becoming the low cost producer in each of our product lines while maintaining superior quality, merchandising and service. In order to achieve this goal, in 1995 Leslie-Locke completed an extensive facilities restructuring and capital expenditure program designed to improve productivity and reduce manufacturing costs. These actions began to have an impact on operations during 1996.

     Leslie-Locke's broad array of products are now manufactured at its facilities in Burgaw, North Carolina and Compton, California.

     The Burgaw, North Carolina facility was expanded in 1995 and now aggregates nearly 400,000 square feet in two adjoined buildings. The factory is designed to optimize the flow of products through the manufacturing cycle, minimizing handling costs and maximizing production capacity. The use of high-speed robotic welders in the Compton, California facility has also improved efficiencies while improving quality. Production efficiencies at these facilities have improved, and action plans for further improvements continue to be developed.

     Leslie-Locke's broad product line offers "one-stop-shopping" to its customers, enhancing the Company's competitive position by strengthening its customer relationships. While competition is fierce, the Company has achieved average annual sales increases of nearly 9% since 1992, and has been awarded substantial new business for 1997 from two of its major customers.

                                    [PHOTO]

     Our customers include many of the leading home center chains such as The Home Depot (our largest customer), Payless Cashways, Builders' Square, Hechinger, Home Quarters and 84 Lumber. Leslie-Locke's products are marketed by sales personnel working exclusively for the Company, as well as a nationwide sales force of manufacturers representatives and distributors.

     Leslie-Locke's employees are highly motivated, and dedicated to maintaining the Company's sales growth while at the same time achieving maximum production efficiencies.

SELECTED FINANCIAL DATA
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     The following table summarizes certain financial information with respect to Leslie Building Products, Inc. (in thousands):


                                                                                           Fiscal        Four
                                                                                            Year        Months
                                                          Year Ended December 31,           Ended       Ended
                                             -------------------------------------------  August 31,  December 31,
                                               1996         1995(a)    1994(a)    1993(a)    1992      1992(b)
-----------------------------------------------------------------------------------------------------------------
Operating Data:
Net sales                                    $ 82,154     $ 75,993   $ 71,105   $ 63,689   $ 58,905   $ 16,914
=================================================================================================================
Operating profit (loss)                      $  2,299     $ (6,970)  $ (3,272)  $     29   $    864   $   (771)
=================================================================================================================
Income (loss) from continuing operations
  before income taxes and cumulative effect
  of change in accounting methods            $    627     $ (8,069)  $ (4,202)  $ (1,000)  $   (190)  $ (1,185)
Provision (benefit) for income taxes                                      264       (274)         3       (335)
-----------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before cumulative effect of change in
  accounting methods                              627       (8,069)    (4,466)      (726)      (193)      (850)
Cumulative effect of change in
  accounting methods                                                                                       676(c)
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                            $    627     $ (8,069)  $ (4,466)  $   (726)  $   (193)  $   (174)
=================================================================================================================
Net income (loss) per share(d):
  Income (loss) from continuing operations
    before cumulative effect of change in
    accounting methods                       $    .13     $  (1.68)  $   (.93)  $   (.15)  $   (.04)  $   (.18)
  Cumulative effect of change in
    accounting methods                                                                                     .14
-----------------------------------------------------------------------------------------------------------------
  Net income (loss) per share                $    .13     $  (1.68)  $   (.93)  $   (.15)  $   (.04)  $   (.04)
=================================================================================================================
Balance Sheet Data (at end of period):
  Working capital                            $ 11,241     $  7,015   $  7,929   $  8,631   $  9,354   $  6,991
  Total assets                               $ 41,957     $ 38,749   $ 38,153   $ 35,242   $ 28,227   $ 26,656
  Long-term debt                             $ 17,598     $ 14,749   $  5,225   $ 10,522   $ 10,843   $  9,033
  Stockholders' Equity                       $  8,563     $  7,868   $ 15,921   $ 12,780   $  7,954   $  7,708
-----------------------------------------------------------------------------------------------------------------

(a) Operating results for 1995, 1994 and 1993 include pretax charges of $2,816,000, $4,433,000 and $1,035,000, respectively, in connection with facilities restructuring. In addition, operating results for 1995 include a pretax charge of $5,092,000 relating to a write-off of goodwill. See Notes 10 and 11 of Notes to Consolidated Financial Statements.

(b) Effective December 31, 1992, the fiscal year-end was changed from August 31 to December 31.

(c) Represents cumulative adjustments to give effect to the adoption of Statement(s) of Financial Accounting Standards ("SFAS") covering postretirement benefits (SFAS No. 106), income taxes (SFAS No. 109) and postemployment benefits (SFAS No. 112), as of September 1, 1992, the beginning of the four month transition period.

(d) Net loss per share for 1994 and prior is based upon 4,787,393 pro forma shares, the number of shares distributed by Drew as of July 29, 1994.

FINANCIAL REVIEW
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     Leslie Building Products, Inc. ("Leslie Building Products"), including its wholly-owned subsidiary Leslie- Locke, Inc. ("Leslie-Locke") (together, the "Company"), is a diversified manufacturer and marketer of a wide variety of specialty building products for the professional and do-it-yourself remodeling and residential construction industry. Its products consist of ornamental iron security products (including doors, window guards, fencing and railings), residential ventilation products, metal and fiberglass air distribution products for the HVAC industry, skylights, a line of professional aluminum rakes, and a full line of door louvers and vision lite products for the architectural door market. This broad range of products is marketed primarily to leading home center chains and, to a lesser extent, to building material distributors, hardware co-ops and mass merchandisers.

     On July 29, 1994, Drew Industries Incorporated ("Drew") spun off Leslie Building Products to Drew's shareholders on a one-for-one basis (the "Spin-off"). Thereafter Leslie Building Products became a stand-alone company whose common shares are publicly traded.

RESULTS OF OPERATIONS

Operations

     Net sales, gross margin and operating profit are (in thousands):

                                                    Year Ended December 31,
--------------------------------------------------------------------------------
                                                 1996        1995         1994
--------------------------------------------------------------------------------
Net sales                                     $ 82,154    $ 75,993     $ 71,105
================================================================================
Gross profit                                  $ 15,498    $ 13,483     $ 13,397
Less:
  Selling, general and
    administrative expenses                     13,199      12,545       12,236
  Facilities restructuring charge                            2,816        4,433
  Revaluation of goodwill                                    5,092
--------------------------------------------------------------------------------
Operating profit (loss)                       $  2,299    $ (6,970)    $ (3,272)
================================================================================

Restructuring--1994 and 1995

     In December 1994, the Board of Directors of the Company approved a plan to restructure its manufacturing facilities in order to achieve more efficient and less costly manufacturing and distribution of its products. The plan involved
(i) expanding the Company's facility in Burgaw, North Carolina by 157,000 square feet, (ii) closing the Company's facilities in Chicago, Illinois and Atlanta, Georgia, and (iii) transferring operations of the closed facilities to the new Burgaw factory and the Company's existing facility in Compton, California. The restructuring was substantially completed by December 31, 1995. The Company recorded total pretax restructuring charges of $2,816,000 in 1995 and $4,433,000 in the fourth quarter of 1994.

     The Company recorded an accrual for restructuring charges by pretax charges to income as follows (in thousands):

                                                    1996      1995         1994
--------------------------------------------------------------------------------
Non-cash write-off of
  equipment and leasehold
  improvements                                                            $  645
Idle plant expenses net of
  estimated sublease income                                  $2,682        2,509
Expenses pursuant to the
  Company's existing post-
  employment and pension plans                                  134          989
Other                                                                        290
--------------------------------------------------------------------------------
  Total                                            $  --     $2,816       $4,433
================================================================================

     Expenditures and non-cash write-offs against this accrual were:

                                                   1996        1995        1994
--------------------------------------------------------------------------------
Non-cash write-off of equipment
  and leasehold improvements                                              $  645
Idle plant expenses net of
  estimated sublease income                       $1,214      $3,550
Expenses pursuant to the
  Company's existing post-
  employment and pension plans                       367         669          78
Other                                                            290
--------------------------------------------------------------------------------
  Total                                           $1,581      $4,509      $  723
================================================================================

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net sales increased 8% over 1995 primarily as a result of continuing volume increases in ventilation products, ductwork and security products offset by a reduction in skylight sales and the discontinuance of postal product sales. Sales to The Home Depot accounted for 58% of the Company's net sales in 1996 and 54% in 1995.

-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     Operating profit was $2,299,000 for 1996 compared to $938,000 before charges for facilities restructuring and the revaluation of goodwill in 1995. Gross profit percentage increased to 18.9% in 1996 from 17.7% in 1995 as a result of reduced material costs and improved efficiencies at the new plant in Burgaw, North Carolina. Increases in freight rates during the latter part of 1996 will have a continuing impact on 1997 margins. A more efficient freight consolidation system, which is expected to be installed in 1997, will partially offset the effect of such rate increases.

     Selling expenses as a percentage of sales increased from 10.1% in 1995 to 10.5% in 1996 as a result of increases in commission rates and rebates. General and administrative expenses decreased $276,000 in 1996, due to (i) lower compensation related costs, (ii) $114,000 of goodwill amortization incurred in 1995 compared to none in 1996, and (iii) lower charges pursuant to a Shared Services Agreement with Drew.

     During December 1996, the Company was awarded substantial new ventilation business from two of its major customers. Shipments of these products will begin in early 1997, adding approximately $10 million to the Company's annual sales. Although this business will have a long-term benefit to the Company, margins will decline in the short-term, significantly affecting first quarter 1997 results. In order to alleviate this impact on profits for 1997, substantial overhead cuts have been made and additional steps to improve manufacturing processes are being developed. The impact of these cost saving actions will be realized beginning in the second quarter of 1997. However, as a result of the anticipated decline in the first quarter results, we do not expect operating results for 1997 to show an improvement over 1996 results.


Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net sales increased 6.9% over 1994 primarily as a result of volume increases in ductwork and security products offset by a reduction in skylight sales. Sales to The Home Depot accounted for 54% of the Company's net sales in 1995 and 49% in 1994.

     Operating results were affected by charges for facilities restructuring of $2,816,000 in 1995 and $4,433,000 in 1994 as well as a charge of $5,092,000 relating to the revaluation of goodwill in 1995. Before these charges, operating profit was $938,000 in 1995 and $1,161,000 in 1994. Gross profit percentage declined to 17.7% in 1995 from 18.8% in 1994, partially as a result of increased freight costs attributable to the shift in product mix towards ductwork for which shipping charges are higher. Results for 1995 were affected by training and start-up of these operations as well as a higher mix of purchased products as opposed to products manufactured in-house to compensate for the production constraints during the restructuring. In addition, the Company was unable to completely pass on increased raw material costs to its customers. These costs stabilized at the end of 1995. The Company's new plant in Burgaw, North Carolina began to yield improved efficiencies and reduced labor and overhead costs in 1996.

     Selling expenses were $813,000 higher in 1995 than 1994 as a result of higher sales volume and increases in market development costs. General and administrative expenses, which include $152,000 relating to nonrecurring costs of the Spin-off in 1994, decreased $504,000 in 1995 despite the costs of additional financial reporting requirements, stock transfer fees, directors fees and insurance resulting from the Spin-off of Leslie Building Products as a separate public company.

Revaluation of Goodwill

     During the third quarter of 1995, because operating results fell short of expectations and the Company's stock price was below book value, the Company reevaluated its accounting policy regarding goodwill impairment and adopted a new policy for recognition and measurement of goodwill impairment based on a fair value approach. The Company believes fair value is a preferable method to assess goodwill as it believes that the value at which individual businesses could be bought and sold in an arm's-length transaction between a willing buyer and seller is the most reasonable evidence and, therefore, the most relevant measure of their value. The Company obtained an independent appraisal to determine the fair value of its sole operating subsidiary, Leslie-Locke, to which the goodwill relates. The determination of fair value was based on, among other things, market comparables, discounted cash flow analyses and a stock market valuation of the Company. The stock market valuation of the Company was a reasonable substitute for the value of Leslie-Locke since Leslie-Locke was the only operating subsidiary of the Company. This change in the method of evaluating the impairment and recoverability of goodwill resulted in a pretax charge to operations of $5,092,000 in the third quarter of 1995 in order to write off the entire balance of the goodwill. Goodwill amortization had been $170,000 per year.

Interest Expense, Net

     Interest expense, net includes interest on bank debt, as well as imputed interest on certain long-term obligations of White Metal, Leslie-Locke's discontinued ladder manufacturing subsidiary.

     Interest costs on the Company's revolving debt increased from $406,000 in 1995 to $667,000 in 1996 primarily as a result of increased debt caused by the costs of the restructuring in the latter part of 1995 and continuing into early 1996. Other interest increased $313,000 primarily as a result of the mortgage loans and equipment loan relating to the construction of the plants in Burgaw, North Carolina, which were outstanding for the entire year in 1996 and only part of 1995.

     For the year ended December 31, 1995, interest expense on the Company's revolving debt increased from $374,000 to $406,000 due primarily to increased funds required in connection with the restructuring. In addition, the Company incurred interest costs of $463,000 in 1995 and $324,000 in 1994 relating to the mortgage on the Company's plants in Burgaw, North Carolina, as well as $107,000 for an equipment loan incurred in 1995.

Income Taxes

     The Company's income tax provision is recorded pursuant to the requirements of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). At December 31, 1996, the Company had a net operating loss carryforward for Federal income tax purposes of approximately $4.3 million, of which $3.9 million expires in the year 2010 and $.4 million expires in the year 2011. The Company has net deferred tax assets at December 31, 1996 of $3.7 million, however, due to the uncertainty of future realization no income tax benefit has been recorded. No income tax provision has been recorded in 1996 because the Company had losses for financial statement purposes in prior years, primarily related to restructuring charges, on which no tax benefit was recorded.

Other

     The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in the first quarter of 1996. The adoption had no effect on the Company's financial statements. In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," under which the Company elected to continue its historical practice and provides the necessary additional information in footnote disclosure.

     Pursuant to a Shared Services Agreement, following the Spin-off, Drew and Leslie Building Products have shared certain administrative functions and employee services, such as management overview and planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. Drew has been reimbursed by Leslie Building Products for the fair market value of such services. This Agreement expires on December 31, 1997 but may be extended. The Company was charged management fees by Drew of $509,000 in 1996, $588,000 in 1995, and $889,000 in 1994. The payments in 1996 and 1995, and $340,000 of the $889,000 paid in 1994 were paid pursuant to the Shared Services Agreement. Management fees allocated by Drew to the Company prior to the Spin-off were based on a percentage of the Company's net sales. It is management's opinion that such fees approximated the fair value of services provided.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has a seasonally adjusted $12 million revolving line of credit with Branch Banking and Trust Company ("BBT"), consisting of cash advances of a maximum of $10.5 million and letters of credit of $1.5 million, with interest payable at 0.375% over the prime rate. The interest rate was amended to 0.625% over the prime rate on February 20, 1996. The line of credit, of which $.4 million is available at the close of business on December 31, 1996, is adequate for the Company's anticipated needs. The loan agreement expires in July 1998.

-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     Pursuant to its bank agreements the Company is prohibited from declaring or paying dividends without the prior written consent of the lender. Leslie-Locke is also required to maintain certain financial covenants typical to secured borrowing arrangements. The most significant financial covenants compared to Leslie- Locke's results for the most recent reported period, are as follows (in thousands, except ratios):

                                                As of December 31, 1996 or
                                                  For the Year Then Ended
--------------------------------------------------------------------------------
                                                  Bank
                                                Covenant          Actual Results
--------------------------------------------------------------------------------
Consolidated Tangible
  Net Worth, as defined                      At least $8,400          $ 8,456
Debt to Worth Ratio,                           Not greater
  as defined                                  than 4.0 to 1               3.9
Working Capital, as defined                  At least $8,400          $11,155
Debt Service Coverage
  Ratio, as defined                         At least 1.65 to 1           1.71
--------------------------------------------------------------------------------

     The Statements of Cash Flows reflect the following (in thousands):

                                                  Year Ended December 31,
--------------------------------------------------------------------------------
                                              1996          1995          1994
--------------------------------------------------------------------------------
Net cash flows (used for)
  provided by operating
  activities from
  continuing operations                     $(2,595)      $(2,340)      $   303
Net cash flows used for
  investing activities                      $  (841)      $(7,827)      $(2,776)
Net cash flows provided by
  financing activities                      $ 3,299       $ 9,912       $ 2,296
--------------------------------------------------------------------------------

     Net cash used for operating activities from continuing operations was $2.6 million in 1996 compared to $2.3 million in 1995. Inventories increased $4.6 million in 1996 compared to an insignificant change in 1995. The inventory buildup in 1996 resulted from increased levels of production in anticipation of increased 1997 sales to two major customers. The $.9 million and $4.0 million reduction in accounts payable, accrued expenses and other current liabilities in 1996 and 1995, respectively, relates primarily to the payment of restructuring costs that were accrued in prior years.

     Cash flows used for investing activities represent capital expenditures which aggregated $.9 million in 1996 and $7.9 million for 1995. The capital expenditures in 1995 relate primarily to the construction of a new plant in Burgaw, North Carolina. Cash required for the capital expenditures was provided primarily by the mortgage and equipment loans from BBT.

     Cash flows provided by financing activities for 1994 included $2.5 million advanced by Drew and $0.8 million from the unfunded balance of the mortgage loan for the new plant. Of such funds, $1.1 million was used to reduce the Company's obligation under the line of credit provided to Drew and its subsidiaries. The $5.0 million balance of such obligation was assumed by Drew upon the Spin-off.

     At December 31, 1996, the estimated future product liability of White Metal, Leslie-Locke's discontinued ladder manufacturing subsidiary, which is no longer covered by insurance, was approximately $3.7 million (net of imputed interest of $.5 million). Such liability is reflected in discontinued operations, net, on the Consolidated Balance Sheet. Although Leslie-Locke was named as a defendant in certain product liability actions, Leslie-Locke has not been held responsible, and the Company and Leslie-Locke disclaim any liability for the obligations of White Metal.

     On September 30, 1994, White Metal filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. In connection with the chapter 7 filing by White Metal, numerous proofs of claim have been filed against White Metal. Included is a claim by Sears Roebuck & Co., ("Sears") dated April 7, 1995, in the amount of $164 million, including actual losses of $1,657,000 and estimated future product liability losses for the next 20 years, based upon indemnification obligations which Sears alleges White Metal undertook in connection with White Metal's sale of ladders to Sears. These proofs of claim have been evaluated and no change was required in the Company's estimated product liability accrual. The Company and Leslie-Locke have in the past disclaimed, and continue to disclaim, any liability for the obligations of White Metal.

     On May 7, 1996, the Company and Leslie-Locke, and Drew, the former parent of Leslie-Locke, and its subsidiary, Kinro, Inc., were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal. The complaint, which appears to allege several duplicate claims, seeks damages in the aggregate amount of $10.6 million plus attorneys' fees, of which approximately $9.7 million is sought, jointly and severally, from the Company, Leslie-Locke, Drew and Kinro. The proceeding is based principally upon the trustee's allegations, previously disclosed by the Company, that the Company and its affiliated companies obtained tax benefits attributable to the use of White Metal's net operating losses. The trustee seeks to recover the purported value of the tax savings achieved, which appears to be approximately $7.5 million. Management believes that the trustee's allegations are without merit and have no basis in fact. In addition, the trustee alleges that White Metal made certain payments to Leslie-Locke which were preferential and are recoverable by White Metal, in the approximate amount of $2.2 million. Leslie-Locke denies liability for any such amount and is vigorously defending against the allegations. However, an estimate of potential loss, if any, cannot be made at this time. The Company believes that the defense of this proceeding will not have a material adverse impact on its financial condition or results of operations.

INFLATION

     The prices of raw materials, consisting primarily of steel, aluminum, paint, electric motors and packaging materials are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures.

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

                                                      Year Ended December 31,
--------------------------------------------------------------------------------
                                                    1996       1995       1994
--------------------------------------------------------------------------------
                                        (In thousands, except per share amounts)

Net sales (Note 15)                           $82,154      $75,993      $71,105
Cost of sales                                  66,656       62,510       57,708
--------------------------------------------------------------------------------
  Gross profit                                 15,498       13,483       13,397

Selling, general and administrative expenses   13,199       12,545       12,236
Restructuring expense (Note 10)                              2,816        4,433
Revaluation of goodwill (Note 11)                            5,092
--------------------------------------------------------------------------------
  Operating profit (loss)                       2,299       (6,970)      (3,272)

Interest expense, net                           1,672        1,099          930
--------------------------------------------------------------------------------
  Income (loss) before income taxes               627       (8,069)      (4,202)

Provision for income taxes (Note 9)                                         264
--------------------------------------------------------------------------------

  Net income (loss)                           $   627      $(8,069)     $(4,466)
================================================================================

Net income (loss) per share (Note 13)         $   .13      $ (1.68)     $  (.93)
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

                                                                December 31,
--------------------------------------------------------------------------------
                                                             1996         1995
--------------------------------------------------------------------------------
                                                    (In thousands, except shares
                                                        and per share amounts)
ASSETS
Current assets
  Cash                                                    $     34     $     15
  Accounts receivable, trade, less allowances of
    $404 in 1996 and $355 in 1995                            7,815        7,707
  Inventories (Note 3)                                      16,891       12,242
  Prepaid expenses and other current assets                  1,455        1,842
--------------------------------------------------------------------------------
    Total current assets                                    26,195       21,806

Fixed assets, net (Note 4)                                  15,320       16,383
Other assets                                                   442          560
--------------------------------------------------------------------------------
    Total assets (Note 8)                                 $ 41,957     $ 38,749
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt (Note 8)           $    933     $    551
  Accounts payable, trade                                    6,442        5,255
  Accrued expenses and other current
    liabilities (Notes 5 and 10)                             3,882        5,444
  Discontinued operations, net (Note 6)                      3,697        3,541
--------------------------------------------------------------------------------
    Total current liabilities                               14,954       14,791

Long-term debt (Note 8)                                     17,598       14,749
Other long-term liabilities (Notes 7 and 10)                   842        1,341
--------------------------------------------------------------------------------
    Total liabilities                                       33,394       30,881
--------------------------------------------------------------------------------

Commitments and Contingencies (Notes 6 and 12)

Stockholders' equity (Note 13)
  Common stock, par value $.01 per share: authorized
    20,000,000 shares; issued and outstanding 4,833,075
    shares in 1996 and 4,796,920 shares in 1995                 48           48
  Paid-in capital                                           20,312       20,244
  Accumulated deficit                                      (11,797)     (12,424)
--------------------------------------------------------------------------------
    Total stockholders' equity                               8,563        7,868
--------------------------------------------------------------------------------
    Total liabilities and stockholders' equity            $ 41,957     $ 38,749
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

                                                                     Year Ended December 31,
-----------------------------------------------------------------------------------------------
                                                                   1996       1995       1994
-----------------------------------------------------------------------------------------------
                                                                          (In thousands)
Cash flows from operating activities:
Net income (loss)                                                $    627   $ (8,069)  $ (4,466)
Adjustments to reconcile net loss to cash flows
 (used for) provided by operating activities:
  Revaluation of goodwill                                                      5,092
  Provision for restructuring                                                  2,816      4,433
  Depreciation and amortization                                     2,051      1,792      1,572
  Deferred taxes                                                                 389        (36)
  Provision for accounts receivable                                    84         36         72
  Loss (gain) on disposal of fixed assets                              19         (4)         3
  Changes in assets and liabilities:
    Accounts receivable, net                                         (192)      (140)      (877)
    Inventories                                                    (4,649)       116       (633)
    Prepaid expenses and other assets                                 339       (316)      (876)
    Accounts payable, accrued expenses and
     other current liabilities                                       (877)    (4,007)     1,156
    Other noncurrent liabilities                                        3        (45)       (45)
-----------------------------------------------------------------------------------------------
    Net cash flows (used for) provided by operating
     activities from continuing operations                         (2,595)    (2,340)       303
Cash flows from discontinued operations                               156         78        288
-----------------------------------------------------------------------------------------------
    Net cash flows (used for) provided by operating activities     (2,439)    (2,262)       591
-----------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                               (845)    (7,871)    (2,776)
  Proceeds from sales of fixed assets                                   4         44
-----------------------------------------------------------------------------------------------
    Net cash flows used for investing activities                     (841)    (7,827)    (2,776)
-----------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Mortgage loan                                                                4,313        756
  Equipment loan                                                      925      2,075
  Proceeds from secured line of credit and other borrowings        35,089     34,800     22,045
  Repayments under secured line of  credit and other borrowings   (32,783)   (31,018)   (28,112)
  Net cash transfers from former parent company                                           7,607
  Proceeds from employee purchases of common stock                     68         16
  Other                                                                         (274)
-----------------------------------------------------------------------------------------------
    Net cash flows provided by financing activities                 3,299      9,912      2,296
-----------------------------------------------------------------------------------------------
    Net increase (decrease) in cash                                    19       (177)       111
Cash at beginning of year                                              15        192         81
-----------------------------------------------------------------------------------------------
Cash at end of year                                              $     34   $     15   $    192
===============================================================================================
Supplemental disclosure of cash flows information:
  Cash paid (received) during the year for:
    Interest on debt                                             $  1,567   $    779   $    732
    Income tax (refunds) net of payments                         $   (270)  $     29   $     91

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

                                                                                                      Total
                                                    Equity        Common   Paid-in   Accumulated   Stockholders'
                                               Prior to Spin-off  Stock    Capital     Deficit        Equity
----------------------------------------------------------------------------------------------------------------
                                                                (In thousands, except shares)
Balance--December 31, 1993                         $ 12,780                                         $ 12,780

Net loss prior to Spin-off                             (111)                                              (111)
Issuance of 4,787,393 shares of common stock        (20,276)      $  48    $ 20,228
Net transfer from former parent company               7,607                                              7,607
Net loss subsequent to Spin-off                                                        $ (4,355)        (4,355)
----------------------------------------------------------------------------------------------------------------
Balance--December 31, 1994                             --            48      20,228      (4,355)        15,921

Net loss                                                                                 (8,069)        (8,069)
Employee purchases of 9,527 shares                                               16                         16
----------------------------------------------------------------------------------------------------------------
Balance--December 31, 1995                             --            48      20,244     (12,424)         7,868

Net income                                                                                  627            627
Employee purchases of 36,155 shares                                              68                         68
----------------------------------------------------------------------------------------------------------------
Balance--December 31, 1996                         $   --         $  48    $ 20,312    $(11,797)      $  8,563
================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

(1) DREW'S SPIN-OFF OF LESLIE BUILDING PRODUCTS, INC.

     On April 19, 1994, the Board of Directors of Drew Industries Incorporated ("Drew") approved a plan to transfer the stock of Leslie-Locke, Inc. ("Leslie-Locke"), its home improvement building products segment, to Leslie Building Products, Inc. ("Leslie Building Products" or together with Leslie-Locke, the "Company"), Drew's newly formed subsidiary, and to spin off Leslie Building Products to shareholders on a one-for-one basis (the "Spin-off"). The transfer of the stock of Leslie-Locke to Leslie Building Products became effective May 10, 1994 and the Spin-off of Leslie Building Products common stock to shareholders became effective July 29, 1994. Thereafter Leslie Building Products became a stand-alone company whose common shares are publicly traded.

     Pursuant to a Shared Services Agreement, following the Spin-off, Drew and Leslie Building Products have shared certain administrative functions and employee services, such as management overview and planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. Drew has been reimbursed by Leslie Building Products for the fair market value of such services. This Agreement expires December 31, 1997 and may be extended.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The Consolidated Financial Statements include the accounts of Leslie Building Products and its subsidiaries. All significant intercompany balances and transactions have been eliminated. The Consolidated Financial Statements for periods prior to the Spin-off include an allocation of expenses related to certain administrative services provided by Drew which are included in selling, general and administrative expenses. Management believes that the allocation method is reasonable. Certain prior year amounts have been reclassified to conform with the current year presentation.

Inventories

     Inventories are stated at the lower of cost (using the last-in, first-out, and first-in, first-out methods) or market. Cost includes material, labor and overhead (for manufactured products); market is replacement cost or realizable value after allowance for costs of distribution.

Fixed Assets

     Fixed assets are depreciated principally on a straight-line basis over the estimated useful lives of properties and equipment. Leasehold improvements and leased equipment are amortized over the shorter of the lives of the leases or the underlying assets. Amortization of assets recorded under capital leases is included in depreciation expense. Maintenance and repairs are charged to operations as incurred; significant betterments are capitalized.

Goodwill

     During 1995, the Company reevaluated its accounting policy towards measurement of goodwill and changed to a fair value method. See Note 11. Previously, the recoverability of the carrying value of goodwill was evaluated on a recurring basis. The primary indicators of recoverability were current or forecasted profitability, measured by profit before interest, but after amortization of the goodwill.

Income Taxes

     The Company was included in Drew's consolidated Federal income tax return until the date of the Spin-off. Drew's subsidiaries generally file separate state income tax returns on the same basis as the Federal income tax return. The Company has generally provided state income taxes on a separate return basis.

Accounting Changes

     The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in the first quarter of 1996. The adoption had no effect on the Company's financial statements. In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," under which the Company elected to continue its historical practice and provides the necessary additional information in footnote disclosure.

Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3) INVENTORIES

     Inventories consist of the following (in thousands):

                                                         1996             1995
--------------------------------------------------------------------------------
Finished goods                                        $ 11,482         $  6,615
Work in process                                          1,769            1,940
Raw materials                                            4,143            4,436
--------------------------------------------------------------------------------
  Subtotal                                              17,394           12,991
Adjustment to LIFO cost basis                             (503)            (749)
--------------------------------------------------------------------------------
  Total                                               $ 16,891         $ 12,242
================================================================================

     Inventories stated at LIFO amounted to $9,916,000 at December 31, 1996 and $7,943,000 at December 31, 1995.

(4) FIXED ASSETS

     Fixed assets, at cost, consist of the following (in thousands):

                                                                       Estimated
                                                                     Useful Life
                                                     1996       1995   In Years
--------------------------------------------------------------------------------
Land                                               $   595    $   595
Buildings and improvements                           9,648      8,968         40
Leasehold improvements                                 635        447    5 to 15
Machinery and equipment                              9,586     11,245    5 to 10
Automotive equipment                                    27         17     2 to 4
Furniture and fixtures                               1,843      1,499    3 to 10
--------------------------------------------------------------------------------
  Subtotal                                          22,334     22,771
Less accumulated
  depreciation and
  amortization                                       7,014      6,388
---------------------------------------------------------------------
Fixed assets, net                                  $15,320    $16,383
=====================================================================

     Depreciation and amortization of fixed assets consists of (in thousands):

                                                   1996        1995        1994
--------------------------------------------------------------------------------
Charged to cost of sales                          $1,671      $1,389      $1,155
Charged to selling, general
  and administrative expenses                        214         177         180
--------------------------------------------------------------------------------
    Total                                         $1,885      $1,566      $1,335
================================================================================

(5) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consist of (in thousands):

                                                             1996          1995
--------------------------------------------------------------------------------
Accrual for plant restructuring                             $  436        $1,617
Accrued advertising, sales
  allowances and related services                            1,326         1,513
Accrued expenses and other                                   2,120         2,314
--------------------------------------------------------------------------------
    Total                                                   $3,882        $5,444
================================================================================

(6) DISCONTINUED OPERATIONS

     In fiscal 1990, the Company discontinued the operations of White Metal Rolling and Stamping Corp. ("White Metal"), the Company's ladder manufacturing subsidiary, and sold certain assets of White Metal, (machinery, equipment and supplies and customer lists) to a private company. The buyer did not assume any liabilities of White Metal, nor acquire the White Metal name and will not produce White Metal ladders. All manufacturing operations of White Metal ceased as of January 31, 1991 and substantially all of its remaining assets have since been liquidated.

     At December 31, 1996, White Metal's estimated future product liability, which is no longer covered by insurance, was approximately $3.7 million (net of imputed interest of $.5 million). Such liability is reflected in discontinued operations, net, on the Consolidated Balance Sheet. Although Leslie-Locke was named as a defendant in certain product liability actions, Leslie-Locke has not been held responsible, and the Company and Leslie-Locke disclaim any liability for the obligations of White Metal.

     On September 30, 1994, White Metal filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. In connection with the chapter 7 filing by White Metal, numerous proofs of claim have been filed

-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

against White Metal. Included is a claim by Sears Roebuck & Co., ("Sears") dated April 7, 1995, in the amount of $164 million, including actual losses of $1,657,000 and estimated future product liability losses for the next 20 years, based upon indemnification obligations which Sears alleges White Metal undertook in connection with White Metal's sale of ladders to Sears. These proofs of claim have been evaluated and no change was required in the Company's estimated product liability accrual. The Company and Leslie-Locke have in the past disclaimed, and continue to disclaim, any liability for the obligations of White Metal.

     On May 7, 1996, the Company and Leslie-Locke, and Drew, the former parent of Leslie-Locke, and its subsidiary, Kinro, Inc., were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal. The complaint, which appears to allege several duplicate claims, seeks damages in the aggregate amount of $10.6 million plus attorneys' fees, of which approximately $9.7 million is sought, jointly and severally, from the Company, Leslie-Locke, Drew and Kinro. The proceeding is based principally upon the trustee's allegations, previously disclosed by the Company, that the Company and its affiliated companies obtained tax benefits attributable to the use of White Metal's net operating losses. The trustee seeks to recover the purported value of the tax savings achieved, which appears to be approximately $7.5 million. Management believes that the trustee's allegations are without merit and have no basis in fact. In addition, the trustee alleges that White Metal made certain payments to Leslie-Locke which were preferential and are recoverable by White Metal, in the approximate amount of $2.2 million. Leslie-Locke denies liability for any such amount and is vigorously defending against the allegations. However, an estimate of potential loss, if any, cannot be made at this time. The Company believes that the defense of this proceeding will not have a material adverse impact on its financial condition or results of operations.

(7) RETIREMENT AND OTHER BENEFIT PLANS

Postretirement Plans

     Leslie-Locke has a plan which provides for postretirement health care and life insurance benefits for certain employees. New employees hired since 1994 are not eligible for such postretirement benefits. These benefits include major medical insurance with deductible and coinsurance provisions and a lifetime maximum benefit. Leslie-Locke pays all benefits on a current basis and the plan is not funded. For 1996, 1995 and 1994 the postretirement benefit expense did not have a material effect on operating results.

     At December 31, 1996, $267,000 of the Company's $282,000 liability for postretirement benefits has been included in other long-term liabilities in the Consolidated Balance Sheet. At December 31, 1995, $275,000 of the Company's $290,000 liability for postretirement benefits has been included in other long-term liabilities in the Consolidated Balance Sheet.

Postemployment Plans

     In connection with the facilities restructuring, the Company recorded provisions of $134,000 and $911,000 in 1995 and 1994, respectively, pursuant to existing postemployment plans.

     At December 31, 1996, $105,000 of the Company's $128,000 liability for postemployment benefits has been included in other long-term liabilities in the Consolidated Balance Sheet. At December 31, 1995, $105,000 of the Company's $481,000 liability for postemployment benefits has been included in other long-term liabilities in the Consolidated Balance Sheet.

Pension and Profit Sharing Plans

     Leslie-Locke has an hourly and a salaried defined benefit pension plan covering all eligible employees. Pension expense relating to these plans was $204,000, $190,000 and $279,000 for the years ended December 31, 1996, 1995 and
1994, respectively. Leslie-Locke's contributions are determined according to the minimum funding requirements under law.

     The following assumptions and components were used to develop the net pension expense (dollar amounts in thousands):

                                                   1996        1995        1994
--------------------------------------------------------------------------------
Assumptions:
  Discount rate                                    7.5%        7.0%        8.5%
  Rates of increase in
    compensation levels                            4.5%        4.5%        4.5%
  Expected long-term rate of
    return on assets                               7.0%        8.5%        8.5%
Components:
  Service cost--benefits earned
    during the period                            $ 211       $ 189       $ 208
  Curtailment cost relating to
    restructuring                                                           78
  Interest cost on projected
    benefits obligation                            285         296         280
  Actual return on assets                         (278)       (269)        122
  Amortization of deferred
    plan items, net                                (14)        (26)       (409)
--------------------------------------------------------------------------------
    Pension expense, net                         $ 204       $ 190       $ 279
================================================================================

     The following table sets forth the funded status of the plans and amounts recognized in the Consolidated Balance Sheets (in thousands):

                                                              1996        1995
--------------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligations:
  Vested benefit obligations                                $ 3,129     $ 3,632
  Non-vested benefit obligations                                141         263
--------------------------------------------------------------------------------
  Accumulated benefit obligations                             3,270       3,895
  Benefits attributable to future salaries                      423         850
--------------------------------------------------------------------------------
  Projected benefit obligations                               3,693       4,745
Plan assets at fair value                                     3,146       3,302
--------------------------------------------------------------------------------
Excess (deficit) of plan assets over
  projected benefit obligations                                (547)     (1,443)
Unrecognized net transition asset                              (384)       (320)
Unrecognized net loss                                           273       1,146
--------------------------------------------------------------------------------
  Accrued pension liability recognized
    in the Consolidated Balance Sheets                      $  (658)    $  (617)
================================================================================

     The plans' assets include common stock, fixed income securities, short-term investments and cash. Benefits are based upon years of credited service and final average pay, including sales commissions and bonuses, for the five highest consecutive years of earnings for the last ten calendar years immediately preceding retirement. Participants are fully vested after five years of continuous service as defined in the plan.

(8) LONG-TERM DEBT

     The Company has a seasonally adjusted $12 million revolving line of credit, secured by substantially all of the Company's assets, with Branch Banking and Trust Company ("BBT"), consisting of cash advances of a maximum of $10.5 million and letters of credit of $1.5 million, with interest payable at 0.375% over the prime rate. The interest rate was amended to 0.625% over the prime rate on February 20, 1996. At December 31, 1996, the interest rate on this line of credit was 8.875%.

     Pursuant to its bank agreements the Company is prohibited from declaring or paying dividends without the prior written consent of the lender. Leslie-Locke is also required to maintain certain financial covenants typical to secured borrowing arrangements. The Company was in compliance with its debt covenants for the year ended December 31, 1996.

-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     Long-term debt consists of the following (in thousands):

                                                              1996       1995
--------------------------------------------------------------------------------
Notes payable pursuant to $10.5
  million revolving line of credit,
  expiring July 1998                                        $ 8,113     $ 5,136
Mortgage note payable to bank, interest
  at 8% per annum, principal and
  interest  payable monthly based
  upon a 15-year amortization schedule
  commencing January 1994 with a
  balloon payment in June 2000                                3,691       3,867
Mortgage note payable to bank,
  interest at 2.825% over the LIBO rate,
  principal and interest payable monthly
  based upon a 15-year amortization
  schedule commencing September
  1995 with a balloon payment in
  February 2001                                               3,803       4,083

Equipment note payable to bank, interest at 4%
  on $690,000 and 2.825% over the
  LIBO rate on the remainder, principal
  and interest payable monthly over seven
  years commencing July 1, 1996                               2,821       2,075
Other                                                           103         139
--------------------------------------------------------------------------------
                                                             18,531      15,300
Less current portion                                            933         551
--------------------------------------------------------------------------------
    Total long-term debt                                    $17,598     $14,749
================================================================================

     The approximate amount of maturities of long-term debt (in thousands) are:
1998--$9,100; 1999--$934; 2000--$3,773; 2001--$3,112; 2002--$679.

(9) INCOME TAXES

     Income tax provision (benefit) in the Consolidated Statements of Operations is as follows (in thousands):

                                                      Year Ended December 31,
--------------------------------------------------------------------------------
                                                   1996        1995        1994
--------------------------------------------------------------------------------
Current:
  Federal                                                     $(389)      $ 280
  State                                                                      20
Deferred:
  Federal                                                       389         (36)
  State
--------------------------------------------------------------------------------
    Provision for income taxes                    $  --      $  --        $ 264
================================================================================

     The provision (benefit) for income taxes differs from the amount computed by applying the Federal statutory rate (34%) to income before income taxes for the following reasons (in thousands):

                                                    Year Ended December 31,
--------------------------------------------------------------------------------
                                                1996         1995         1994
--------------------------------------------------------------------------------
Income tax (benefit) at Federal
  statutory rate                              $   213      $(2,743)     $(1,429)
State income taxes, net of
  Federal income tax benefit                                                 13
Change in valuation allowance                    (305)         903        1,506
Write-off of goodwill                                        1,731
Amortization of purchase
  adjustments on acquired
  companies and other
  non-deductible expenses                          92          109          141
Other                                                                        33
--------------------------------------------------------------------------------
  Provision for income taxes                  $            $            $   264
================================================================================

     The significant components of deferred income taxes are as follows (in thousands):

                                                    Year Ended December 31,
--------------------------------------------------------------------------------
                                                1996         1995         1994
--------------------------------------------------------------------------------
Change in net operating
  loss carryforward                           $  (173)     $(1,521)     $  (189)
Provision for plant restructuring                 553          653       (1,597)
Asset valuation allowances                        (18)          13          (30)
Depreciation                                       76           82           88
Inventory                                        (215)          86          (82)
Change in accruals not currently
  deductible                                       43           54         (191)
Change in state tax credit
  carryforward                                   (325)        (825)
Change in deferred tax
  valuation allowance                              59        1,847        1,965
--------------------------------------------------------------------------------
    Total                                     $   --       $   389      $   (36)
================================================================================

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                                              1996         1995
--------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                                        $  157       $  139
  Inventories                                                   412          197
  Accrual for plant restructuring                               512        1,065
  Employee benefits other than pensions                         160          163
  Other accruals                                                247          287
  State tax credit carryforward                               1,150          825
  Net operating loss carryforwards                            2,107        1,934
--------------------------------------------------------------------------------
    Total gross deferred tax assets                           4,745        4,610
Less deferred tax valuation allowance                         4,095        4,036
--------------------------------------------------------------------------------
    Deferred tax asset net of
      valuation allowance                                       650          574
Deferred tax liability:
  Fixed assets                                                  650          574
--------------------------------------------------------------------------------
    Net deferred tax asset                                   $  --        $  --
================================================================================

     The valuation allowance applies to deferred tax assets that may expire before the Company can utilize them. Based upon its prior operating results, the Company cannot conclude that the deferred tax assets are likely to be realized in the ordinary course of operations. Accordingly, a valuation allowance is required to reduce the carrying value of the net deferred tax asset to zero at December 31, 1996 and 1995. The valuation allowance is periodically reevaluated based upon expected operating results.

     At December 31, 1996, the Company had a net operating loss carryforward for Federal income tax purposes of approximately $4.3 million, of which $3.9 million expires in the year 2010 and $.4 million expires in the year 2011.

(10) RESTRUCTURING

     In December 1994, the Board of Directors of the Company approved a plan to restructure its manufacturing facilities in order to achieve more efficient and less costly manufacturing and distribution of its products. The plan involved
(i) expanding the Company's facility in Burgaw, North Carolina by 157,000 square feet, (ii) closing the Company's facilities in Chicago, Illinois and Atlanta, Georgia, and (iii) transferring operations of the closed facilities to the new Burgaw factory and the Company's existing facility in Compton, California. The restructuring was substantially completed by December 31, 1995. The Company has recorded total pretax restructuring charges of $2,816,000 in 1995 and $4,433,000 in the fourth quarter of 1994.

     In connection with the restructuring, on January 6, 1995, the Company entered into a $7.2 million Construction and Equipment Loan Facility with a bank to provide (a) construction and permanent financing for the expansion of the Burgaw, North Carolina facility, and (b) for acquisition of manufacturing equipment.

-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     The components of the facilities restructuring charge are as follows (in thousands):

                                                             Accrual                                 Accrual
                                                             Balance                                 Balance
                                                        Beginning of Year   Provision   Activity   End of Year
--------------------------------------------------------------------------------------------------------------
1996
Idle plant expenses, net of estimated sublease income       $ 1,641                      $(1,214)    $   427
Expenses pursuant to the Company's existing
  postemployment and pension plans                              376                         (367)          9
--------------------------------------------------------------------------------------------------------------
  Total                                                     $ 2,017          $  --       $(1,581)    $   436
==============================================================================================================

1995
Idle plant expenses net of estimated sublease income        $ 2,509          $ 2,682     $(3,550)    $ 1,641
Expenses pursuant to the Company's existing
  postemployment and pension plans                              911              134        (669)        376
Other                                                           290                         (290)
--------------------------------------------------------------------------------------------------------------
  Total                                                     $ 3,710          $ 2,816     $(4,509)    $ 2,017
==============================================================================================================

1994
Non-cash write-off of equipment and leasehold improvements                   $   645     $  (645)
Idle plant expenses net of estimated sublease income                           2,509                 $ 2,509
Expenses pursuant to the Company's existing
  postemployment and pension plans                                               989         (78)        911
Other                                                                            290                     290
--------------------------------------------------------------------------------------------------------------
  Total                                                     $  --            $ 4,433     $  (723)    $ 3,710
==============================================================================================================

     At December 31, 1996 the accrual of $436,000 is included in accrued expenses and other current liabilities in the Consolidated Balance Sheet. At December 31, 1995, $1,617,000 of the accrual is included in accrued expenses and other current liabilities and $400,000 is included in other long-term liabilities in the Consolidated Balance Sheet.

(11) REVALUATION OF GOODWILL

     During the third quarter of 1995, because operating results fell short of expectations, and the Company's stock price was below book value, the Company reevaluated its accounting policy regarding goodwill impairment and adopted a new policy for recognition and measurement of goodwill impairment based on a fair value approach. The Company believes fair value is a preferable method to assess goodwill as it believes that the value at which individual businesses could be bought and sold in an arm's-length transaction between a willing buyer and seller is the most reasonable evidence and, therefore, the most relevant measure of their value. The Company obtained an independent appraisal to determine the fair value of its sole operating subsidiary, Leslie-Locke, to which the goodwill relates. The determination of fair value was based on, among other things, market comparables, discounted cash flow analysis and stock market valuation of the Company. The stock market valuation of the Company was a reasonable substitute for the value of Leslie-Locke since Leslie-Locke was the only operating subsidiary of the Company. This change in the method of evaluating the impairment and recoverability of goodwill resulted in a pretax charge to operations of $5,092,000 in the third quarter of 1995 in order to write off the entire balance of the goodwill. Goodwill amortization had been $170,000 per year.

(12) COMMITMENTS AND CONTINGENCIES

Leases

     The Company's lease commitments are primarily for real estate and vehicles. The significant real estate leases provide for renewal options and periodic rental adjustments to reflect price index changes and require the Company to pay for property taxes and all other costs associated with the leased property. Most vehicle leases provide for contingent payments based upon miles driven and other factors.

     Future minimum lease payments under operating leases at December 31, 1996 are $1,072,000 in 1997, $639,000 in 1998, $690,000 in 1999, $679,000 in 2000,
$539,000 in 2001, $2,444,000 in 2002 to 2006, and $489,000 in 2006 to 2010. Rent
expense for the years 1996, 1995 and 1994 was $1,158,000, $1,520,000 and
$1,760,000, respectively.

Other

     The Company has an employment contract with one of its employees. The estimated minimum commitment under this contract is for $150,000 in 1997. Such employee is entitled to severance pay in the event of the termination of his employment, an amount equal to two years' compensation pursuant to a non-competition agreement.

     As of December 31, 1996, letters of credit for $1,465,000 were outstanding to secure certain obligations of the Company.

(13) STOCKHOLDERS' EQUITY

     There are 20,000,000 shares of Par Value $.01 Per Share Common Stock authorized and there are 1,000,000 shares of Par Value $5 Per Share Preferred Stock authorized, of which 4,833,075 shares of Common Stock and no shares of Preferred Stock are outstanding.

Employee Stock Option Plan

     Prior to the Spin-off, Leslie Building Products adopted, and Drew as sole stockholder of Leslie Building Products approved, an Employee Stock Option Plan (the "Stock Option Plan") pursuant to which Leslie Building Products may grant officers, directors and key employees of Leslie Building Products and Leslie-Locke options to purchase Leslie Building Products Common Stock. The Stock Option Plan provides for the grant of stock options that qualify as incentive stock options ("ISOs") under Section 422 of the Code and non-qualified stock options ("NQSOs").

     Under the Stock Option Plan, since 1994 Leslie Building Products' Stock Option Plan Committee has been authorized to grant options to purchase up to an aggregate of 300,000 shares of Leslie Building Products' Common Stock, of which options for 104,117 shares have not yet been granted. The Committee will determine the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than 10 years from the date of grant thereof. The number of shares available under the Stock Option Plan, and the exercise price of options granted under the Stock Option Plan, are subject to adjustments that may be made by the Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate action.

     The exercise price for options granted under the Stock Option Plan shall be determined by the Committee in its sole discretion; provided, however, in the case of an ISO granted to an optionee, the exercise price shall be at least equal to 100% of the fair market value of the shares subject to such option on the date of grant. The exercise price may be paid in cash or in shares of Leslie-Building Products Common Stock. Options granted under the Stock Option Plan become exercisable in annual installments determined by the Committee and accelerated vesting is subject to performance criteria.

     Transactions in stock options under this plan are summarized as follows:

                                                       Number
                                                      Of Shares   Option Price
--------------------------------------------------------------------------------
Granted in 1994 and outstanding
  at December 31, 1994                                 240,000     $1.66-$2.26
    Granted                                             29,000     $1.55-$2.21
    Canceled                                           (76,000)    $1.66
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                       193,000     $1.55-$2.26
    Granted                                              7,883     $2.31-$3.21
    Canceled                                            (5,000)    $1.66
--------------------------------------------------------------------------------
Outstanding at December 31, 1996                       195,883     $1.55-$3.21
================================================================================
Exercisable at December 31, 1996                        85,900     $1.55-$3.21
================================================================================
Options available for grant at
  December 31, 1996                                    104,117
==============================================================

-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     The Company adopted the disclosure-only option under SFAS No.123, Accounting for Stock-Based Compensation ("FAS123"), as of December 31, 1996. If the accounting provisions of FAS 123 had been adopted as of the beginning of 1996, the effect on 1996 net income and earnings per share would have been immaterial.

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                             Average
                                            Remaining
   Exercise             Shares                 Life                  Shares
    Price             Outstanding            (Years)               Exercisable
--------------------------------------------------------------------------------
    $1.55               21,500                 5.0                    4,300
    $1.66              154,000                 5.0                   61,600
    $2.21                7,500                 4.0                    7,500
    $2.26                5,000                 4.0                    5,000
    $2.31                  383                 4.0
    $3.21                7,500                 5.0                    7,500
--------------------------------------------------------------------------------
                       195,883                                       85,900
================================================================================

     Stock options generally expire in five years from the date they are granted; options vest over service periods that range from zero to five years.

Stock Purchase Plan

     Under the terms of the Company's 1995 Employee Stock Purchase Plan, eligible employees may purchase shares of the Company's common stock through payroll deductions.

     The Stock Purchase Plan provides for six offering periods (the "Offering Periods") during which employee contributions may be made to purchase shares of Common Stock. Generally, each Offering Period will be for one year, except the initial Offering Period which was for the six-month period beginning July 1, 1995 and the last Offering Period which will be for the six-month period beginning January 1, 2000. Each Offering Period is divided into interim three-month purchase periods (the "Interim Purchase Period"). At the end of each Interim Purchase Period, shares will be purchased automatically at 85% of the market price at the beginning of each Offering Period or on the last day of each Interim Purchase Period, whichever is lower.

     An employee may have up to 10% of his total compensation withheld and applied to the purchase of shares under the Stock Purchase Plan. However, during any Offering Period no employee is entitled to purchase Common Stock under the Stock Purchase Plan having a fair market value, together with Common Stock which the employee may purchase under any other qualified stock purchase plan maintained by the Company, in excess of $25,000 (or $12,500 for the first and last Offering Periods), or more than 15,000 shares of (7,500 shares for the first and last Offering Periods). Aggregate purchases by all employees during any Offering Period may not exceed 75,000 shares (or 37,500 shares for the first and last Offering Periods). Shares available but not purchased during any Offering Period are carried over to and may be purchased during subsequent Offering Periods.

     During 1996, 36,155 shares were purchased under the Stock Purchase Plan at a cost of $1.97 to $2.02 per share. During 1995, 9,527 shares were purchased at a cost of $1.70 per share. At December 31, 1996, there were 329,318 shares available for future offerings.

Common Stock and Shares Outstanding

     Net income (loss) per common share for 1996 and 1995 is based upon 4,817,138 and 4,789,592 shares, respectively, the weighted average of common shares outstanding. Net loss per share for 1994 is based upon 4,787,393 pro forma shares, the number of shares distributed by Drew as of July 29, 1994. Fully diluted earnings per share is not presented. In 1996, there are no outstanding securities of the Company that have not been considered in the calculation of primary earnings per share. In 1995 and 1994, the Company had a loss and therefore the exercise of outstanding options would be antidilutive

(14) RELATED PARTY TRANSACTIONS

     Prior to the Spin-off, the Company, in addition to participating in Drew's Credit Agreement with Chase Manhattan Bank (formerly Chemical Bank), was partially funded by Drew through capital contributions.

     The Company has paid management fees to Drew for certain administrative services which are included in selling, general and administrative expenses as follows (in thousands):

Year ended December 31, 1996                        $509
Year ended December 31, 1995                        $588
Year ended December 31, 1994                        $889

     The payments in 1996 and 1995, and $340,000 of the $889,000 paid to Drew in 1994 were paid to Drew pursuant to the Shared Services Agreement.

     Management fees allocated by Drew to the Company prior to the Spin-off were based on a percentage of the Company's net sales. It is management's opinion that such fees approximated the fair value of services provided.

(15) SIGNIFICANT CUSTOMERS

     One customer accounted for 58%, 54% and 49% of the Company's net sales in the years ended December 31, 1996, 1995 and 1994, respectively. Management believes its relationship with this customer is good.


(16) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Interim unaudited financial information follows (in thousands, except per share amounts):

                                                            First     Second     Third     Fourth
                                                           Quarter    Quarter   Quarter    Quarter      Year
--------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1996
  Net sales                                                $ 18,751   $ 25,969  $ 21,226   $ 16,208   $ 82,154
  Gross profit                                                3,247      5,192     4,257      2,802     15,498
  Net income (loss)                                            (267)     1,039       479       (624)       627
  Net income (loss) per share                                  (.06)       .22       .10       (.13)       .13

Year Ended December 31, 1995
  Net sales                                                $ 16,567   $ 22,039  $ 22,088   $ 15,299   $ 75,993
  Gross profit                                                2,560      4,194     4,059      2,670     13,483
  Net income (loss)(a)  (b)                                    (659)       369    (5,248)    (2,531)    (8,069)
  Net income (loss) per share                                  (.14)       .08     (1.10)      (.53)     (1.68)
--------------------------------------------------------------------------------------------------------------
(a) Includes provisions for facilities restructuring       $    145   $    324  $    385   $  1,962   $  2,816
(b) Includes a charge relating to a write-off of goodwill                       $  5,092              $  5,092

INDEPENDENT AUDITORS' REPORT
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

The Board of Directors and Stockholders
Leslie Building Products, Inc:

     We have audited the accompanying consolidated balance sheets of Leslie Building Products, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Leslie Building Products, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 11 of the consolidated financial statements, in 1995 the Company changed its method of evaluating the recoverability of goodwill.


/s/ KPMG Peat Marwick LLP

Stamford, Connecticut
February 26, 1997


MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL STATEMENTS
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

     The management of the Company has prepared and is responsible for the consolidated financial statements and related financial information included in this report. These consolidated financial statements were prepared in accordance with generally accepted accounting principles which are consistently applied and appropriate in the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgements and estimates.

     The Company maintains accounting and other control systems which provide reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company. Although accounting controls are designed to achieve this objective, it must be recognized that errors or irregularities may occur. In addition, it is necessary to assess and consider the relative costs and the expected benefits of the internal accounting controls.

     The Company's independent auditors, KPMG Peat Marwick LLP, provide an independent, objective review of the consolidated financial statements and underlying transactions. They perform such tests and other procedures as they deem necessary to express an opinion on the financial statements. The report of KPMG Peat Marwick LLP accompanies the consolidated financial statements.


/s/ Leigh J. Abrams

LEIGH J. ABRAMS
President and Chief Executive Officer


/s/ Fredric M. Zinn

FREDRIC M. ZINN
Chief Financial Officer

CORPORATE INFORMATION
-------------------------------------------------

LESLIE BUILDING PRODUCTS, INC.

Board of Directors

EDWARD W. ROSE, III
Chairman of the Board of
Leslie Building Products, Inc.
President of Cardinal Investment Company

JAMES F. GERO
Chairman and Chief Executive Officer of
Sierra Technologies, Inc.

LEIGH J. ABRAMS
President and Chief Executive Officer of
Leslie Building Products, Inc.

MARSHALL B. PAYNE
Vice President of Cardinal Investment Company

RALPH C. PEPPER
President of Leslie-Locke, Inc.

Audit Committee of the Board of Directors

EDWARD W. ROSE, III, Chairman
JAMES F. GERO
LEIGH J. ABRAMS

Compensation Committee of the Board of Directors

EDWARD W. ROSE, III
JAMES F. GERO

Corporate Officers

LEIGH J. ABRAMS
President and Chief Executive Officer

FREDRIC M. ZINN
Chief Financial Officer

HARVEY J. KAPLAN
Treasurer and Secretary

JOHN F. CUPAK
Controller

General Counsel

Harvey F. Milman, Esq.
Berlack, Israels & Liberman LLP
120 West 45th Street
New York, NY 10036

Independent Certified Public Accountants

KPMG Peat Marwick LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Transfer Agent and Registrar

ChaseMellon Shareholder Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660
(800) 851-9677

Executive Offices

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 421-2545

Leslie-Locke, Inc.
Corporate Headquarters
4501 Circle 75 Parkway
Atlanta, GA 30339
(770) 953-6366

Form 10-K

A copy of the Annual Report on Form 10-K as filed by the Corporation with the Securities and Exchange Commission is available upon request, without charge, by writing to:

   Treasurer
   Leslie Building Products, Inc.
   200 Mamaroneck Avenue
   White Plains, NY 10601

Designed by Curran & Connors, Inc.

[LOGO]

LESLIE BUILDING PRODUCTS, INC.

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 421-2545